

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

P.E. 12/14/12

January 10, 2013

Alan L. Dye
Hogan Lovells US LLP
Alan.Dye@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

Re: General Dynamics Corporation
Incoming letter dated December 14, 2012

Dear Mr. Dye:

This is in response to your letter dated December 14, 2012 concerning the shareholder proposal submitted to General Dynamics by John Chevedden. We also have received a letter from the proponent dated January 8, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16



January 10, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Dynamics Corporation
Incoming letter dated December 14, 2012

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that General Dynamics may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to General Dynamics, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if General Dynamics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Dynamics Corporation (GD)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 14, 2012 company request concerning this rule 14a-8 proposal.

The company uses the word "ratably" in its 2012 definitive proxy without a definition. Ratably has a meaning similar to "pro rata." The company also uses "change in control" in its 2012 definitive proxy. There is no text in the 2013 rule 14a-8 proposal that argues with the company use of "change in control." The company does not cite any text in the proposal that highlights termination due to factors not triggered by a change in control.

This proposal is consistent with the core principle behind shareholder proposals – that resolutions should focus on issues of policy, while leaving details of implementation up to the company.

The company does not claim that there would be any interpretation of the rule 14a-8 proposal to the extent that an increase in the acceleration of executive pay would result. The company did not cite any way the company might implement this proposal for which shareholders might criticize the company for going in the opposite direction advocated by this proposal. The company does not point to any supporting text that might seem to favor the acceleration of executive pay.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Julie Aslaksen <jaslakse@generaldynamics.com>

[GD: Rule 14a-8 Proposal, October 8, 2012, Revised November 16, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule. Our CEO had a potential $36 million entitlement for a change in control.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/Corporate Library, an independent investment research firm had rated our company "D" continuously since 2007 with "High Governance Risk" and "High Concern" in executive pay – $16 million for Jay Johnson with $290,000 for his personal use of the company jet.

There was no clear discussion of the method to determine either the $3 million annual CEO bonus or our CEO's long-term incentive pay – suggesting subjective methods. Executive pay in the form of restricted stock and market-priced stock options should include performance-vesting requirements. Our CEO also had a potential $36 million entitlement for a change in control.

It is perhaps not a surprise that 3 members of our executive pay committee (James Crown, William Fricks and Paul Kaminski) received 10-times as many negative votes as four of our other directors received. Messrs. Crown and Kaminski were also inside-related directors who had between 15 and 25 years tenure – further questioning their already questionable level of independence. Messrs. Crown and Fricks were also on our audit committee and Mr. Crown was our so-called Lead Director.

And the report card on our newer directors shows that Mary Barra had no significant director experience. And James Jones and Phebe Novakovic brought experience from the D-rated boards of Invacare and Abbott Laboratories respectively.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(3)

December 14, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2013 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit

additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about March 15, 2013.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration of vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy."

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2013 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and therefore is inherently false and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB No. 14B"). Additionally, the staff has said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

A. The Proposal Contains Vague and Misleading Terms and References

The staff has consistently deemed proposals relating to executive compensation to be excludable under Rule 14a-8(i)(3) where core aspects of the proposal are ambiguous, making the proposal so vague or indefinite as to render it misleading. The staff has permitted exclusion

where, for example, the proposal fails to define key terms or otherwise fails to provide necessary guidance on its implementation. In these circumstances, neither the company nor shareholders are able to determine with reasonable certainty what actions or measures the proposal requires. In *Staples, Inc.* (Mar. 5, 2012), for example, the staff permitted exclusion of a substantially similar proposal, where the proposal failed to define key terms, including "vest[ing] on a pro rata basis," "change-in-control," and "termination." *See also Devon Energy Corporation* (Mar. 1, 2012) (proposal to eliminate accelerated vesting of payments to senior executives upon a change in control with an exception for pro rata vesting failed to define how the proposal would apply the "pro rata" vesting requirement to performance based equity awards); *The Boeing Company* (Mar. 2, 2011) (proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" did not sufficiently explain the meaning of the phrase); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Company* (Feb. 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning its implementation); and *General Electric Company* (Jan. 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal may be subject to differing interpretations, resulting in the company and shareholders being uncertain as to what actions would be required for implementation of the proposal. *See, e.g., Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board membership criteria because certain vague terms, including "Chapter 13," "considerable amount of money" and "bankruptcy" were subject to differing interpretations); *Occidental Petroleum Corporation* (Feb. 11, 1991) (permitting exclusion of a proposal relating to the "buyback" of shares by the company because "...any actions ultimately taken by the [c]ompany upon implementation of [the] proposal could be significantly different from actions envisioned by shareholders voting on the proposal"); *NYNEX Corporation* (Jan. 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it was "so inherently vague and indefinite " that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); and *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion where the "meaning and application of terms and conditions (including, but not limited to: "any major shareholder," "assets/interest" and obtaining control") in the proposal would have to be determined without guidance from the proposal and would be subject to differing interpretations"). In allowing exclusion of the proposal in *Fuqua Industries,*

the staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

Similar to the examples cited above, the Proposal is deficient in that it fails to define certain key terms and concepts that are subject to multiple interpretations. Significantly, despite the glaring ambiguities in the Proposal's language described below, the Proposal does not contemplate the exercise of discretion by the Company, its Board of Directors or its Compensation Committee in establishing definitions of terms or the scope or application of the proposed policy.

"[V]est[ing] on a pro rata basis" to the extent "performance goals have been met"

The Proposal asks the board of directors of the Company to adopt a policy that no equity award to a senior executive may provide that, upon a change of control, the unvested portion of the award will vest, except that "any unvested award may vest on a pro rata basis as of the day of termination" to the extent "performance goals have been met."

Neither the Proposal nor its supporting statement explains what it means for awards to vest "on a pro rata basis as of the date of termination" to the extent "performance goals have been met."

First, significant ambiguities arise when attempting to determine how awards could "vest on a pro rata basis as of the day of termination." For example, assume a senior executive is granted 1,000 restricted stock units with vesting to occur in four equal annual installments beginning on the first anniversary following satisfaction of performance criteria. A year and six months after the performance criteria are satisfied, a change of control of the company occurs. At that point, the executive would have received 250 shares of stock on the first annual vesting date, leaving 750 shares subject to the award. As the varying interpretations of the "pro rata" policy suggested by the Proposal below show, there could be a materially different outcome for the award recipient in the event of a triggering event:

1. The "pro rata" amount could be calculated for each of the three unvested tranches by multiplying the ratio of total months worked to the number of months required for full vesting of that tranche. Thus, in addition to 100% of tranche 1, the executive would be entitled to 75% of tranche 2 (18 months worked / 24 months required for full vesting), 50% of tranche 3 (18 months worked / 36 months required for full vesting) and 37.5% of tranche 4 (18 months / 48 months required for full vesting). In sum, the executive would be entitled to 406 additional shares (with rounding).

2. Under an equally reasonable alternative interpretation of the Proposal, pro rata might mean that the executive would be entitled to receive the number of shares that would have been earned if vesting had occurred on a daily basis, so that the

executive would receive a pro rata portion of the tranche vesting on the next vesting date. Under this interpretation, the executive would be entitled to receive one-half of the 250 shares scheduled to vest on the second anniversary of the grant date, or 125 additional shares.

3. The pro rata portion of the executive's equity award could, alternatively, be calculated by multiplying the ratio of total months worked to total months required for full vesting by the total number of shares remaining subject to the award. In this example, 37.5% (18 months worked / 48 months required for full vesting), multiplied by 750 shares (total number of unvested units) results in the senior executive receiving 281 additional shares (with rounding) upon the change of control.

These three equally reasonable interpretations as to how awards might "vest on a pro rata basis," are based on the exact same set of circumstances. Yet the results are significantly different; the senior executive in question could be entitled to as few as 125 accelerated shares and as many as 406 accelerated shares, a difference of 225%. Moreover, there are many other ways one could interpret the undefined term "pro rata."

Second, further ambiguities arise with respect to the Proposal's requirement that the "pro rata" vesting policy provide that for unvested awards that are based on performance, "the performance goals must have been met."

For example, if a grant of restricted stock units (1,000 units) cliff vests only if a performance goal (such as cumulative earnings per share growth of 5%) is met after a period of time (such as four years), and a change of control occurs in the second year after the award is granted, it is unclear how the company should review the performance goal that would normally be subject to a cumulative four year review.

1. If at the time of the change of control, the EPS growth is 2.5%, one could read the Proposal to require that none of the award vests as the cumulative EPS goal has not been met (i.e., 0 shares).

2. Under an equally plausible interpretation, the performance goal could be "pro rated" to deem half of the award vested due to half of the EPS growth being achieved (i.e., 500 shares). Under this second interpretation, a further ambiguity arises as to how to treat the remainder of the award. One possibility would be to cancel the remainder of the award at the time of the change of control. Another possibility would be to allow the other half of the award to vest if the remaining 2.5% EPS growth goal is achieved over the next two years, but to pro rate the number of shares earned based on the number of days during the performance period the executive was employed relative to the number of days comprising the performance period.

3. Yet a third possible interpretation would be to wait until the end of the performance period, determine whether the performance goal was achieved, and then issue to the former executive a percentage of the award determined by multiplying the number of shares earned by a fraction, the numerator of which would be the number of days during the performance period the executive was employed and the denominator of which would be the number of days comprising the employment period.

It is clear that the Proposal's mandate that "performance goals must have been met" can result in additional wide discrepancies in the Proposal's operation. Under one interpretation, the grantee receives 0 shares, yet under other plausible interpretations, a grantee could receive significantly more shares.

As a result, it is unclear what actions the Company would have to take to implement the policy and any action taken by the Company could be significantly different from shareholders' interpretation of the Proposal.

"Termination"

In addition, the Proposal is ambiguous as to the term "termination." The Proposal does not enumerate the types of termination which would be subject to the policy. A termination of employment could occur in many different ways, including (i) termination for cause, (ii) termination without cause, (iii) voluntary departure or (iv) retirement. Furthermore, a "termination" could be construed to include an individual's death or disability, and there is no indication of whether the Proposal is intended to cover such situations. It is common practice for companies to provide different benefits depending on the type of termination that occurs and the circumstances of the executive's departure from the company. The Proposal does not attempt to provide any definition of the term, or specify which termination events would be subject to the requested policy. Accordingly, it is unclear what actions the Company would have to take to implement the policy and any action taken by the Company could be significantly different from shareholders' interpretation of the Proposal.

"Change of Control"

The Proposal is similarly ambiguous with respect to the term "change of control," which is another key concept underlying the Proposal. A change of control of a company can occur in many ways, including (i) the sale or transfer of all or substantially all of the assets of the company; (ii) change in ownership of a majority of the outstanding shares of the company; (iii) change of a certain percentage of the outstanding shares of the company; (iv) change in the composition of the board of directors; (v) change of the company's Chief Executive Officer or Board Chairman; (vi) a liquidation of dissolution of the company; and (vii) a merger or consolidation where the company is not the surviving entity. Because this term is subject to many varying interpretations, it is unclear what actions the Company would have to take to implement the policy and any action taken by the Company could be significantly different from shareholders' interpretation of the Proposal.

An understanding of the terms discussed above is necessary to determine how the Proposal would be implemented. Due to the lack of guidance provided by the Proposal, neither the Company nor its shareholders would be able to determine the actions required to implement the Proposal. Significantly, despite the glaring ambiguities in the Proposal's language, the Proposal does not contemplate that the Company, its Board of Directors or its Compensation Committee would have any discretion to determine the meaning of these terms or the scope of the proposed policy. As a result, shareholders would be unable to ascertain the effects of the Proposal if it were adopted.

The Proposal's mandate is further confused by the fact that the Proposal contemplates that an equity award may vest pro rata upon a change of control, while also providing that "...any unvested award may vest on a pro rata basis as of the day of termination," suggesting that equity awards would vest upon termination after a change in control, not upon the change of control itself. It therefore is difficult for the Company or its shareholders to determine the event that might allow equity awards to vest on an accelerated basis.

B. Revision Is Permitted Only In Limited Circumstances

While the staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *SLB No. 14B*. As the staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also Staff Legal Bulletin No. 14* (Jul. 13, 2001). As evidenced by the number of misleading, vague and indefinite portions of the Proposal and its supporting statement discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3). The staff reached the same conclusion in *Staples, Inc.* (Mar. 3, 2012), involving a proposal substantially similar to the Proposal, where the staff disregarded the proponent's request that it be allowed to revise the proposal.

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2013 proxy materials pursuant to Rule 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

If you have any questions or need additional information, please feel free to call me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,



Alan L. Dye

Enclosures

cc: John Chevedden
Gregory S. Gallopoulos (General Dynamics Corporation)

\\DC - 061467/000067 - 3901139 v8

Exhibit A

Copy of the Proposal and Related Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jay L. Johnson
Chairman of the Board
General Dynamics Corporation (GD)
2941 Fairview Park Drive, Suite 100
Falls Church VA 22042
Phone: 703 876-3000
Fax: 703 876-3125

REVISED NOV. 16, 2012

Dear Mr. Johnson,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
olmsted7p@earthlink.net

October 17, 2012
Date

cc: Greg Gallopoulos
Corporate Secretary
FX: 703-876-3554
FX: 703-876-3125
L. Neal Wheeler <nwheeler@generaldynamics.com>
Assistant General Counsel
Julie Aslaksen <jaslakse@generaldynamics.com>

[GD: Rule 14a-8 Proposal, October 8, 2012, Revised November 16, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule. Our CEO had a potential $36 million entitlement for a change in control.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

The GMI/Corporate Library, an independent investment research firm had rated our company "D" continuously since 2007 with "High Governance Risk" and "High Concern" in executive pay – $16 million for Jay Johnson with $290,000 for his personal use of the company jet.

There was no clear discussion of the method to determine either the $3 million annual CEO bonus or our CEO's long-term incentive pay – suggesting subjective methods. Executive pay in the form of restricted stock and market-priced stock options should include performance-vesting requirements. Our CEO also had a potential $36 million entitlement for a change in control.

It is perhaps not a surprise that 3 members of our executive pay committee (James Crown, William Fricks and Paul Kaminski) received 10-times as many negative votes as four of our other directors received. Messrs. Crown and Kaminski were also inside-related directors who had between 15 and 25 years tenure – further questioning their already questionable level of independence. Messrs. Crown and Fricks were also on our audit committee and Mr. Crown was our so-called Lead Director.

And the report card on our newer directors shows that Mary Barra had no significant director experience. And James Jones and Phebe Novakovic brought experience from the D-rated boards of Invacare and Abbott Laboratories respectively.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***